UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into a Material Definitive Agreement.

On April 3, 2024, Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), consummated its initial public offering (“IPO”) of 1,500,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), at a public offering price of $4.00 per share, generating gross proceeds to the Company of $6 million before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333-274431) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 8, 2023, as amended, was declared effective by the Commission on March 29, 2024.

In connection with the IPO, the Company entered into the following agreements:

●	The Underwriting Agreement, dated April 1, 2024, by and between the Company and EF Hutton LLC, as representative of the underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	The Representative’s Warrant to purchase 75,000 Class A Shares, dated April 3, 2024, to EF Hutton LLC, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

On April 1, 2024, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

On April 3, 2023, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated April 1, 2024, by and between the Company and EF Hutton LLC.

4.1	Representative’s Warrants, dated April 3, 2024, by and between the Company and EF Hutton LLC.

99.1	Press Release, dated April 1, 2024.

99.2	Press Release, dated April 3, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: April 4, 2024

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